Exhibit 10.10

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made as of July 1, 2014, between MabVax Therapeutics, Inc. (the “Company”), and Gregory P. Hanson (the “Executive”).

WHEREAS, the Company desires to employ the Executive and the Executive desires to be employed by the Company on the terms contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Position and Duties.

(a) The Executive shall serve as the Company’s Chief Financial Officer, reporting to the Company’s President and Chief Executive Officer (collectively, “CEO”).

(b) The Executive shall perform those services customary to this office and such other lawful duties that the CEO may be reasonably assign to him. The Executive shall devote all of his business time and best efforts to the performance of his duties under this Agreement and shall be subject to, and shall comply with the Company policies, practices and procedures and all codes of ethics or business conduct applicable to his position, as in effect from time to time. Notwithstanding the foregoing, the Executive shall be entitled to (i) serve as a member of the board of directors of a reasonable number of companies, subject to the advance approval of the CEO, which approval shall not be unreasonably withheld, (ii) serve on civic, charitable, educational, religious, public interest or public service boards, subject to the advance approval of the CEO, which approval shall not be unreasonably withheld, and (iii) manage the Executive’s personal and family investments, in each case, to the extent such activities do not materially interfere, as determined by the CEO in good faith, with the performance of the Executive’s duties and responsibilities hereunder.

2. Term. This Agreement and the Executive’s employment pursuant to this Agreement shall be for a term of three (3) years commencing as of July 1, 2014 (the “Effective Date”) and ending on the third anniversary of the Effective Date (the “Expiration Date”), unless terminated earlier by the Company or the Executive pursuant to Section 4 of this Agreement (the “Term”). In the event either party wishes to renew or extend this Agreement upon the Expiration Date, such party shall notify the other in writing at least 60 days prior to the Expiration Date.

3. Compensation and Related Matters.

(a) Base Salary. During the Term, the Executive’s annual base salary shall be $215,000 (the “Base Salary”). The Base Salary shall be payable in accordance with the Company’s normal payroll procedures in effect from time to time and may be increased, but not decreased, at the discretion of the Company.

(b) Annual Bonus. During the Term, the Executive shall be entitled to receive a bonus (the “Annual Bonus”) for each calendar year, payable in cash in accordance with, and subject to the terms and conditions of, the Company’s then applicable short-term bonus or other cash incentive program (each, a “Bonus Program”). The Executive’s aggregate target bonus award for each calendar year will be 100% of his then Base Salary (the “Target Annual Bonus”). The Executive’s actual Annual Bonus may range from a minimum amount of 0% to a maximum of 100% of his Target Annual Bonus, which will be determined by the Company and will be contingent upon the attainment of performance goals reasonably established in good faith by the Company based upon the recommendations of the Executive no later than 90 days after the commencement of each calendar year. Any Annual Bonus compensation payable to the Executive shall be payable by March 15 of the calendar year following the calendar year to which such Annual Bonus relates, subject to the condition that the Executive remain employed by the Company through the date the Annual Bonus is paid, except as set forth in Section 6 herein.

(c) Equity. The Board has previously approved a grant to Executive, in consideration for his employment, and effective as of March 13, 2014, of 70,000 shares of Company common stock (the “Shares”). The Shares shall be governed by the Company’s 2014 Employee, Director and Consultant Equity Incentive Plan (the “Plan”) and are evidenced by a separate Award agreement, dated as of DATE.

(d) Business Expenses. During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by him in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers.

(e) Other Benefits. During the Term and subject to any contribution therefor required of employees of the Company, the Executive shall be entitled to participate in all equity, pension, savings and retirement plans, welfare and insurance plans, practices, policies, programs and perquisites of employment applicable generally to other senior executives of the Company, except to the extent any employee benefit plan provides for benefits otherwise provided to the Executive hereunder (e.g., annual bonuses and severance). Such participation shall be subject to (i) requirements of applicable law, (ii) the terms of the applicable plan documents, (iii) generally applicable Company policies, and (iv) the discretion of the Board or any administrative or other committee provided for under or contemplated by such plan. The Executive shall have no recourse against the Company under this Agreement in the event that the Company should alter, modify, add to or eliminate any or all of its employee benefit plans.

(f) Vacation; Holidays. During the Term, the Executive shall be entitled to take up to 30 days of paid time off per calendar year, to be taken in accordance with the policies applicable to senior executives of the Company generally. The Executive shall also be entitled to paid holidays in accordance with the policies applicable to senior executives of the Company generally.

4. Termination. The Executive’s employment may be terminated prior to the expiration of the Term hereof and this Agreement may be terminated under the following circumstances:

(a) Death. The Executive’s employment shall terminate upon his death.

(b) Disability. The Company may terminate the Executive’s employment if the Executive becomes subject to a Disability. For purposes of this Agreement, “Disability” means the Executive is unable to perform the essential functions of his position, with or without a reasonable accommodation, for a period of 90 consecutive calendar days or 180 non-consecutive calendar days within any rolling 12 month period.

(c) Termination by Company for Cause. The Company may terminate the Executive’s employment for Cause. For purposes of this Agreement, “Cause” means (i) the Executive’s conviction of a felony or a crime of moral turpitude; (ii) the Executive’s commission of unauthorized acts intended to result in the Executive’s personal enrichment at the material expense of the Company; or (iii) the Executive’s material violation of the Executive’s duties or responsibilities to the Company which constitute willful misconduct or dereliction of duty, provided as to any termination pursuant to subsection (iii), a majority of the members of the Board shall first approve such “Cause” termination before the Company effectuates such termination of employment.

(d) Termination by the Company without Cause. The Company may terminate the Executive’s employment at any time without Cause upon 30 days prior written notice.

(e) Termination by the Executive. The Executive may terminate his employment at any time for any reason other than a Good Reason, upon 30 days prior written notice.

(f) Termination by the Executive for Good Reason. The Executive may terminate his employment for Good Reason. For purposes of this Agreement, “Good Reason” means the existence of any one or more of the following conditions without the Executive’s consent, provided Executive submit written notice to the CEO within 45 days such condition(s) first arose specifying the condition(s): (i) a material change in or reduction of the Executive’s authority, duties and responsibilities, or the assignment to the Executive of duties materially inconsistent with the Executive’s position with the Company; (ii) a material reduction in the Executive’s then current Base Salary or Target Annual Bonus opportunity; or (iii) the requirement that Executive relocate to an office location more than fifty (50) miles from the San Diego, California area. The Executive’s continued employment subsequent to an event that may constitute Good Reason shall not be deemed to be a waiver of his rights under this provision. Upon receipt of written notice from the Executive regarding a condition constituting Good Reason, the Company shall then have 30 days to correct the condition (the “Cure Period”). If such condition is not corrected by the last day of the Cure Period, the Executive’s resignation for Good Reason shall become effective on the 31st day following the written notice.

(g) Termination in connection with a Change in Control. In the event of a Change in Control of the Company (as such term is defined in the Company’s 2014 Employee, Director and Consultant Equity Incentive Plan), for a period of sixty (60) days after the effective date of such Change in Control, Executive shall be entitled to resign employment with the Company. This subsection shall also prohibit the termination of Executive’s employment without Cause once the Company enters into a letter of intent relating to a transaction that would result in a Change in Control.

(h) Expiration. Executive’s employment shall terminate on the Expiration Date unless renewed or extended pursuant to Section 2.

(i) Termination Date. The “Termination Date” means: (i) if the Executive’s employment is terminated by his death under Section 4(a), the date of his death; (ii) if the Executive’s employment is terminated on account of his Disability under Section 4(b), the date on which the Company provides the Executive a written termination notice; (iii) if the Company terminates the Executive’s employment for Cause under Section 4(c), the date on which the Company provides the Executive a written termination notice; (iv) if the Company terminates the Executive’s employment without Cause under Section 4(d), 30 days after the date on which the Company provides the Executive a written termination notice; (v) if the Executive resigns his employment without Good Reason under Section 4(e), 30 days after the date on which the Executive provides the Company a written termination notice, (vii) if the Executive resigns his employment with Good Reason under Section 4(f), the 31st day following the day the Executive provides the Company with written notice of the conditions constituting same, if the Company has not cured such conditions by the 30th day; (viii) if the Executive provides the Company with written notice of his termination in connection with a Change in Control pursuant to Section 4(g), the 31st day following such written notice; and (ix) the Expiration Date if the Executive’s employment terminates under Section 4(h).

5. Compensation upon Termination.

(a) Termination by the Company for Cause or by the Executive without Good Reason. If the Executive’s employment with the Company is terminated pursuant to Sections 4(c) or (e), the Company shall pay or provide to the Executive the following amounts through the Termination Date: any earned but unpaid Base Salary, unpaid expense reimbursements, and any vested benefits the Executive may have under any employee benefit plan of the Company (the “Accrued Obligations”) on or before the time required by law but in no event more than 30 days after the Executive’s Termination Date.

(b) Death. If, prior to the expiration of the Term, the Executive’s employment terminates because of his death as provided in Section 4(a), then the Executive’s authorized representative or estate shall be entitled to the following subject to Section 6:

(i) Accrued Obligations. The Company shall pay the Accrued Obligations earned through the Termination Date (payable at the time provided for in Section 5(a)).

(ii) Unpaid Annual Bonus. The Company shall pay the Annual Bonus awarded for the calendar year preceding the Termination Date that remains unpaid as of the Termination Date (payable at the time provided for in Section 3(b)).

(iii) Pro-Rata Bonus. The Company shall pay a pro-rata portion of the Executive’s Annual Bonus for the calendar year in which the Executive’s termination occurs based on the actual achievement of performance criteria for that year (determined by multiplying the amount of the Annual Bonus which would be due for the full calendar year by a fraction, the numerator of which is the number of days during the calendar year of termination that the Executive is employed by the Company and the denominator of which is 365) (the “Pro-Rata Bonus”) payable in accordance with Section 6.

(iv) Vesting Acceleration. The Company shall vest in full the Executive on the Termination Date for any and all outstanding equity-incentive awards issued to the Executive and any options may be exercised by his authorized representative or estate for a period equal to the earlier of one year from and after the Termination Date and the original expiration date of each option as set forth in the respective grant agreements unless a longer period of time is set forth in the grant agreement evidencing the options.

(v) Continuation of Benefits. Subject to the Executive’s eligible dependents’ timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall continue to contribute to the premium cost of the Executive’s participation and that of his eligible dependents’ in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers the Executive (and the Executive’s eligible dependents) for a period of twelve (12) months, provided the Executive pay the remainder of the premium cost of such participation by payroll deduction (if any) and, provided further that the Executive is eligible and remains eligible for COBRA coverage. If the reimbursement of any COBRA premiums would violate the nondiscrimination rules or cause the reimbursement of claims to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) or Section 105(h) of the Code, the Company paid premiums shall be treated as taxable payments and be subject to imputed income tax treatment to the extent, necessary to eliminate any discriminatory treatment or taxation under the Act or Section 105(h) of the Code. If the Executive’s participation or that of his eligible dependents’ participation would give rise to penalties or taxes against the Company under the Act, as determined by the Company in its sole discretion, the Company shall instead make cash payments to the Executive over the same period in monthly installments in an amount equal to the Company’s portion of the monthly cost of providing such benefits under its group health plan for such period.

(c) Termination by the Company for Disability, or without Cause, by the Executive with Good Reason, for Non-Renewal by the Company, or in connection with a Change in Control. If, prior to the expiration of the Term, the Executive’s employment is terminated as a result of Disability pursuant to Section 4(b), by the Company without Cause pursuant to Section 4(d), the Executive terminates his employment for Good Reason pursuant to Section 4(f), the Executive terminates his employment in connection with a Change in Control pursuant to Section 4(g), or for the expiration of the Term pursuant to Section 4(h) because the Company fails to renew the Agreement pursuant to Section 2, then the Executive shall be entitled to the following subject to Section 6:

(i) The Company shall pay and provide the Executive with the benefits set forth in 5(b) (i) (Accrued Obligations), 5(b)(ii) (Unpaid Bonus), 5(b)(iii)

(Pro-Rata Bonus), 5(b)(iv) (Vesting Acceleration), and the continuation of benefits for 12 months as set forth in Section 5(b)(v) (Continuation of Benefits) provided that if Executive obtains other employment that offers group health benefits, such continued coverage by the Company under subsection (b)(v) (Continuation of Benefits) shall cease as of such coverage date; and

(ii) The Company shall pay the Executive severance in an amount equal to one times the Base Salary at the rate in effect on the Termination Date (but without giving effect to any reduction if one or all of the bases for the Executive’s resignation for Good Reason is a reduction in Base Salary) less, in the case of termination by the Company for Disability, the gross proceeds paid to the Executive on account of Social Security or other similar benefits and Company-provided short-term and long-term disability plans, if any, which shall be payable in twelve (12) equal monthly installments commencing as set forth in Section 6.

6. Mutual Release; Payment. The payments and benefits provided for in Section 5 shall be conditioned on (a) the Executive’s continued compliance with the obligations of the Executive under Sections 9 and 10 and (b) the Executive or, in the event of his death, his estate, executing and delivering to the Company a full mutual release of all claims that the Executive, his heirs and assigns may have against the Company, its affiliates and subsidiaries and each of their respective directors, officers, employees and agents, and of all claims that the Company shall have against the Executive, his heirs and assigns, in a form reasonably acceptable to the Company and the Executive (the “Release”). The Release must become enforceable and irrevocable on or before the sixtieth (60th) day following the Termination Date. If the Executive (or his estate) fails to execute without revocation the Release, he shall be entitled to the Accrued Obligations only and no other benefits. The installments of severance provided under Section 5(c)(ii) shall commence in the calendar month following the month in which the Release becomes enforceable and irrevocable. If, however, the sixty (60) day period in which the Release must become enforceable and irrevocable begins in one year and ends in the following year, the Company shall commence payment of the severance installments in the second year in the later of January and the first calendar month following the month in which the Release becomes effective and irrevocable. The first installment shall include, however, all amounts that would otherwise have been paid to the Executive between the Termination Date and the Executive’s receipt of the first installment, assuming the first installment would otherwise have been paid in the month following the month in which the Termination Date occurs. The Pro-Rata Bonus payable in Section 5 shall be paid when annual bonuses are paid to other senior executives of the Company generally, but in no event later than March 15 of the year following the year in which the Termination Date occurs.

7. Section 409A Compliance.

(a) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(b) To the extent that any of the payments or benefits provided for in Section 5 are deemed to constitute non-qualified deferred compensation benefits subject to Section 409A of the United States Internal Revenue Code (the “Code”), the following interpretations apply to Section 5:

(i) Any termination of the Executive’s employment triggering payment of benefits under Section 5 must constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. § 1.409A-l(h) before distribution of such benefits can commence. To the extent that the termination of the Executive’s employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A- 1(h) (as the result of further services that are reasonably anticipated to be provided by the Executive to the Company or any of its parents, subsidiaries or affiliates at the time the Executive’s employment terminates), any benefits payable under Section 5(b) or (c) that constitute deferred compensation under Section 409A of the Code shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this Section 7(b)(i) shall not cause any forfeiture of benefits on the Executive’s part, but shall only act as a delay until such time as a “separation from service” occurs.

(ii) Because the Executive is a “specified employee” (as that term is used in Section 409A of the Code and regulations and other guidance issued thereunder) on the date his separation from service becomes effective, any benefits payable under Section 5(b) or (c) that constitute non-qualified deferred compensation under Section 409A of the Code shall be delayed until the earlier of (A) the business day following the six-month anniversary of the date his separation from service becomes effective, and (B) the date of the Executive’s death, but only to the extent necessary to avoid such penalties under Section 409A of the Code. On the earlier of (A) the business day following the six-month anniversary of the date his separation from service becomes effective, and (B) the Executive’s death, the Company shall pay the Executive in a lump sum the aggregate value of the non-qualified deferred compensation that the Company otherwise would have paid the Executive prior to that date under Section 5 of this Agreement.

(iii) It is intended that each installment of the payments and benefits provided under Section 5 of this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Code. In particular, the installment severance payments set forth in Section 7(b)(ii) of this Agreement shall be divided into two portions. That number of installments commencing on the first payment date set forth in Section 7 of this Agreement that are in the aggregate less than two times the applicable compensation limit under Section 401(a)(17) of the Code for the year in which the Termination Date occurs (provided the termination of the Executive’s employment is also a separation from service) shall be payable in accordance with Treas. Reg. § 1.409A-l(b)(9)(iii) as an involuntary separation plan. The remainder of the installments shall be paid in accordance with Sections 7(b)(i) and (ii) above.

8. Certain Reductions in Payments.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the Accounting Firm (as defined below) determines that receipt of all Payments (as defined below) would subject the Executive to the tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce any of the Agreement Payments (as defined below) to the Executive so that the Parachute Value (as defined below) of all Payments to the Executive, in the aggregate, equals the applicable Safe Harbor Amount (as defined below). Agreement Payments shall be so reduced (the “Reduced Payments”) only if the Accounting Firm determines that the Executive would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if the Agreement Payments were so reduced. If the Accounting Firm determines that the Executive would not have a greater Net After-Tax Receipt of aggregate Payments if the Agreement Payments were so reduced, the Executive shall receive all Agreement Payments to which the Executive is entitled hereunder.

(b) If the Accounting Firm determines that the aggregate Agreement Payments to the Executive should be reduced so that the Parachute Value of all Payments to the Executive, in the aggregate, equals the applicable Safe Harbor Amount, the Company shall promptly give the Executive notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 8 shall be binding upon the Company and the Executive and shall be made as soon as reasonably practicable and in no event later than 15 days following the date that there has been an Agreement Payment that would subject the Executive to the tax under Section 4999 of the Code (the “Excise Tax”).

(c) For purposes of reducing the Agreement Payments to the Executive so that the Parachute Value of all Payments to the Executive, in the aggregate, equals the applicable Safe Harbor Amount, only Agreement Payments (and no other Payments) shall be reduced. The reduction contemplated by this Section 8, if applicable, shall be made by reducing payments and benefits (to the extent such amounts are considered Payments) under the following sections in the following order: (i) any Payments under Section 5(b)(v) (Continuation of Benefits), (ii) any Payments under Section 5(b)(iii) (Pro-Rata Bonus), (iii) any Payments under Section 5(b)(ii) (Unpaid Bonus), (iv) any Payments under Section 5(b)(iv) (Acceleration of Vesting), and (iv) any other cash Agreement Payments that would be made upon a termination of the Executive’s employment, beginning with payments that would be made last in time.

(d) As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that, under circumstances where the initial determination resulted in Reduced Payments, the Internal Revenue Service may later determine such reduction was not large enough to avoid the Excise Tax on the Payments (making the Net After-Tax Receipt of aggregate Payments less than if no reduction had occurred). Under such circumstances, in the event that the Internal Revenue Service or a court, as applicable, finally and in a decision that has become unappealable or a decision which is nonfinal but which the Company elects not to appeal, determines that the Payments are subject to the Excise Tax, the amount of the Reduced Payments shall be paid or distributed by the Company to or for the benefit of the Executive within 30 days of such final determination; provided that (i) the Executive shall not initiate any proceeding or other contests regarding these matters, other than at the direction of the Company, and shall provide notice to the Company of any proceeding or other contest regarding these matters initiated by the Internal Revenue Service and (ii) the Company shall be entitled to direct and control all such proceedings and other contests, if it commits to do so, it shall pay all fees (including without limitation legal and other professional fees) associated therewith.

(e) In connection with making determinations under this Section 8, the Accounting Firm shall take into account the value of any reasonable compensation for services to be rendered by the Executive before or after the change in control, including the non-competition provisions applicable to the Executive under Section 9(d) and any other non-competition provisions that may apply to the Executive, and the Company shall cooperate in the valuation of any such services, including any non-competition provisions.

(f) All fees and expenses of the Accounting Firm in implementing the provisions of this Section 8 shall be borne by the Company.

(g) In the event of any controversy with the Internal Revenue Service (or other taxing authority) with regard to the Agreement Payments, the Executive shall permit the Company to control issues related to the Agreement Payments or any excise tax thereon, provided that such issues do not potentially materially adversely affect the Executive. If the Company commits to control such issues, it shall pay all fees (including without limitation legal and other professional fees) associated therewith. In the event of any conference with any taxing authority as to the Agreement Payments, any excise tax thereon, or associated income taxes, the Executive shall permit the representative of the Company to accompany the Executive, and the Executive and any representative of the Executive shall cooperate with the Company and its representative.

(h) Definitions. The following terms shall have the following meanings for purposes of this Section 8.

(i) “Accounting Firm” shall mean a nationally recognized certified public accounting firm or other professional organization that is a certified public accounting firm recognized as an expert in determinations and calculations for purposes of Section 280G of the Code that is selected by the Executive and reasonably acceptable to the Company for purposes of making the applicable determinations hereunder.

(ii) “Agreement Payment” shall mean a Payment paid or payable pursuant to this Agreement including, for the avoidance of doubt, any acceleration of vesting of equity awards.

(iii) “Net After-Tax Receipt” shall mean the Present Value of a Payment net of all taxes imposed on the Executive with respect thereto under Code Sections 1 and 4999 and under applicable state, local, and foreign laws, determined by applying the applicable highest marginal rate.

(iv) “Parachute Value” of a Payment shall mean the present value as of the date of the change in control for purposes of Code Section 280G of the portion of such Payment that constitutes a “parachute payment” under Code Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the excise tax under Code Section 4999 will apply to such Payment.

(v) A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Code Section 280G(b)(2)) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

(vi) “Present Value” of a Payment shall mean the economic present value of a Payment as of the date of the change in control for purposes of Code Section 280G, as determined by the Accounting Firm using the discount rate required by Code Section 280G(d)(4).

(vii) “Safe Harbor Amount” means (x) 3.0 times the Executive’s “base amount,” within the meaning of Code Section 280G(b)(3), minus (y) $1.00.

9. Confidentiality and Restrictive Covenants.

(a) The Executive acknowledges that:

(i) the Company (which, for purposes of this Section 9 shall include the Company and each of its subsidiaries and affiliates) is engaged in the pharmaceutical development business with a focus on the development and testing of monovalent and polyvalent vaccines targeted at cancer for eventual commercialization (the “Business”);

(ii) the Company is dependent on the efforts of a certain limited number of persons who have developed, or will be responsible for developing the Company’s Business;

(iii) the Company’s Business is national in scope;

(iv) the Business in which the Company is engaged is intensely competitive and that Executive’s employment by the Company will require that he have access to and knowledge of nonpublic confidential information of the Company and the Company’s Business, including, but not limited to, certain/all of the Company’s products, plans for creation, acquisition or disposition of products or publications, strategic and expansion plans, formulas, research results, marketing plans, financial status and plans, budgets, forecasts, profit or loss figures, distributors and distribution strategies, pricing strategies, improvements, sales figures, contracts, agreements, then existing or then prospective suppliers and sources of supply and customer lists, undertakings with or with respect to the Company’s customers or prospective customers, and patient information, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company’s business (collectively, “Confidential Information”);

(v) the direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company’s business;

(vi) by his training, experience and expertise, the Executive’s services to the Company will be special and unique;

(vii) the covenants and agreements of the Executive contained in this Section 9 are essential to the business and goodwill of the Company; and

(viii) if the Executive leaves the Company’s employ to work for a competitive business, in any capacity, it would cause the Company irreparable harm.

(b) Covenant Against Disclosure. All Confidential Information relating to the Business is, shall be and shall remain the sole property and confidential business information of the Company, free of any rights of the Executive. The Executive shall not make any use of the Confidential Information except in the performance of his duties hereunder and shall not disclose any Confidential Information to third parties, without the prior written consent of the Company.

(c) Return of Company Documents. On the Termination Date or on any prior date upon the Company’s written demand, the Executive will return all memoranda, notes, lists, records, property and other tangible product and documents concerning the Business, including all Confidential Information, in his possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) and that he will not retain or furnish any such Confidential Information to any third party, either by sample, facsimile, film, audio or video cassette, electronic data, verbal communication or any other means of communication.

(d) Further Covenant. During the Term and through the second anniversary of the Termination Date, the Executive shall not, directly or indirectly, take any of the following actions, and, to the extent the Executive owns, manages, operates, controls, is employed by or participates in the ownership, management, operation or control of, or is connected in any manner with, any business, the Executive will use his best efforts to ensure that such business does not take any of the following actions:

(i) Use the Company’s Confidential Information to persuade or attempt to persuade any customer of the Company to cease doing business with the Company, or to reduce the amount of business any customer does with the Company;

(ii) in a manner that competes with the Company’s business, use the Company’s Confidential Information to solicit for himself or any entity the business of a customer of the Company or the business of a former customer of the Company within twelve (12) months prior to the termination of the Executive’s employment; or

(iii) persuade or attempt to persuade any employee or independent contractor of the Company to leave the service of the Company, or hire or engage, directly or indirectly, any individual who was an employee or independent contractor of the Company within one (1) year prior to the Executive’s Termination Date.

(e) Enforcement. The Executive acknowledges and agrees that any breach by him of any of the provisions of this Section 9 (the “Restrictive Covenants”) would result in irreparable injury and damage for which money damages would not provide an adequate remedy. Therefore, if the Executive breaches or threatens to commit a breach of any of the provisions of Section 9, the Company shall have the ability to seek the following rights and remedies, each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity (including, without limitation, the recovery of damages): (i) the right and remedy to have the Restrictive Covenants specifically enforced (without posting bond and without the need to prove damages) by any court having equity jurisdiction, including, without limitation, the right to an entry against the Executive of restraining orders and injunctions (preliminary, mandatory, temporary and permanent) against violations, threatened or actual, and whether or not then continuing, of such covenants; and (ii) the right and remedy to require the Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits (collectively, “Benefits”) derived or received by him as the result of any transactions constituting a breach of the Restrictive Covenants, and the Executive shall account for and pay over such Benefits to the Company and, if applicable, its affected subsidiaries and/or affiliates. The Executive agrees that in any action seeking specific performance or other equitable relief, he will not assert or contend that any of the provisions of this Section 9 are unreasonable or otherwise unenforceable. Other than a material breach of this Agreement, the existence of any claim or cause of action by the Executive, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of the Restrictive Covenants.

10. Intellectual Property.

(a) Works for Hire. All creations, inventions, ideas, designs, software, copyrightable materials, trademarks, and other technology and rights (and any related improvements or modifications), whether or not subject to patent or copyright protection (collectively, “Creations”), relating to any activities of the Company which were, are, or will be conceived by the Executive or developed by the Executive in the course of his employment or other services with the Company, whether conceived alone or with others and whether or not conceived or developed during regular business hours, and if based on Confidential Information, after the termination of the Executive’s employment, shall be the sole property of the Company and, to the maximum extent permitted by applicable law, shall be deemed “works made for hire” as that term is used in the United States Copyright Act. The Executive agrees to assign and hereby does assign to the Company all Creations conceived or developed from the start of this employment with the Company through to the Termination Date, and after the Termination Date if the Creation incorporates or is based on any Confidential Information.

(b) Assignment. To the extent, if any, that the Executive retains any right, title or interest with respect to any Creations delivered to the Company or related to his employment with the Company, the Executive hereby grants to the Company an irrevocable, paid-up, transferable, sub-licensable, worldwide right and license: (i) to modify all or any portion of such Creations, including, without limitation, the making of additions to or deletions from such Creations, regardless of the medium (now or hereafter known) into which such Creations may be modified and regardless of the effect of such modifications on the integrity of such

Creations; and (ii) to identify the Executive, or not to identify his, as one or more authors of or contributors to such Creations or any portion thereof, whether or not such Creations or any portion thereof have been modified. The Executive further waives any “moral” rights, or other rights with respect to attribution of authorship or integrity of such Creations that he may have under any applicable law, whether under copyright, trademark, unfair competition, defamation, right of privacy, contract, tort or other legal theory.

Notwithstanding the foregoing, pursuant to California Labor Code Section 2870, the foregoing shall not apply to an invention that Executive developed entirely on his own time without using the Company’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

•	Relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or

•	Result from any work performed by the Executive for the Company.

(c) Disclosure. The Executive will promptly inform the Company of any Creations he conceives or develops during the Term. The Executive shall (whether during his employment or after the termination of his employment) execute such written instruments and do other such acts as may be necessary in the opinion of the Company or its counsel to secure the Company’s rights in the Creations, including obtaining a patent, registering a copyright, or otherwise (and the Executive hereby irrevocably appoints the Company and any of its officers as his attorney in fact to undertake such acts in his name). The Executive’s obligation to execute written instruments and otherwise assist the Company in securing its rights in the Creations will continue after the termination of his employment for any reason, the Company shall reimburse the Executive for any out-of-pocket expenses (but not attorneys’ fees) he incurs in connection with his compliance with this Section 10(c).

11. Indemnification. During the Term and thereafter, the Company shall indemnify the Executive to the fullest extent provided in the Company’s bylaws and/or Certificate of Incorporation. The Company shall purchase, and at all times maintain in effect, a policy of directors and officer’s insurance coverage.

12. Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, including, without limitation, the Prior Employment Agreement.

13. Successors. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive’s death after his termination of employment but prior to the completion by the Company of all payments due him under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to his death (or to his estate, if the Executive fails to make such designation). The Company shall require any successor to the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

14. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

15. Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

16. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

17. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

18. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

19. Governing Law. This is a California contract and shall be construed under and be governed in all respects by the laws of California for contracts to be performed in that State and without giving effect to the conflict of laws principles of California or any other State. In the event of any alleged breach or threatened breach of this Agreement, the Executive hereby consents and submits to the jurisdiction of the federal and state courts in and of the State of California.

20. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

MabVax Therapeutics, Inc.

By:	/s/ J. DAVID HANSEN
Name:	J. David Hansen
Title:	President and Chief Executive Officer

/s/ GREGORY P. HANSON
Executive